Mail Stop 3561

April 28, 2008

Mr. Shawn Pecore
c/o Wyoming Corporate Services, Inc.
2710 Thomes Avenue
Cheyenne, Wyoming 82001

**Re: Hillholm Acquisition, Inc. (File No. 000-52965)
          Petman Acquisition, Inc. (File No. 000-52966)
          Ashwood Acquisition, Inc. (File No. 000-52967)
          Pendrith Acquisition, Inc. (File No. 000-52968)
          Kempsell Acquisition, Inc. (File No. 000-52969)
          Filed February 19, 2008**

Dear Mr. Pecore:

        We have completed our review of your Forms 10-SB and have no further comments at this time.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director